Exhibit 99.(a)(1)(O)

TO:	All Intersil Employees Eligible to Participate in the Stock Option Exchange Program
FROM:	Helene Sanford, Director, Compensation
DATE:	October 26, 2009
RE:	Intersil Stock Option Exchange Program – Communication Meetings Presentation

As part of our announcements over the last two weeks, regarding Intersil’s Stock Option Exchange Program, the Power point presentation used in our employee informational sessions is now readily available for your review at http://www.intersil.com/Corporate_Governance/Stock_Option_Exchange_Program_ee_presentation2.ppt

As previously communicated, you should carefully read the information contained in the Offer to Exchange document distributed to you, as well as the information located on the Stock Option Exchange Program website available at https://www.corp-action.net/intersil. You are encouraged to consult your own outside tax, financial and legal advisors before you make any decision regarding participation in the Stock Option Exchange Program. Participation involves certain risks, some of which are discussed in the “Risk Factors” section of the Offer to Exchange document. No one from Intersil, BNY Mellon or any other entity is, or will be, authorized to provide you with advice, recommendations or additional information in this regard.